SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month ended September 30, 2015:

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

Room 1404, 14F

Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

Exhibits

99.1 Press Release dated September 30, 2015

Exhibit 99.1

Bonso Authorizes New Share Repurchase Program

HONG KONG, September 30, 2015 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced that its Board of Directors has authorized a stock repurchase program for purchasing up to $1.5 million of its common stock.

The share repurchase plan will remain in place over the next 24 months. Based on the closing price of the Bonso’s share of $1.19 on 28 September 2015, this would be equivalent to approximately 1.17 million shares or 23% of the outstanding shares. Bonso’s chief executive officer, Anthony So said, “the repurchase reflects Bonso’s commitment to efficient capital management and delivering improved returns to shareholders. Further, we believe that our stock is undervalued and the repurchases are in the best interests of our shareholders.”

He added: “At the same time, we are maintaining flexibility to respond to changes in market conditions and to take advantage of appropriate growth opportunities that may develop in the future.”

Bonso intends to repurchase shares from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. The timing and the amount of any repurchases will be determined by the Company`s management and Board based on its evaluation of market conditions, capital allocation alternatives, and other factors. The share repurchase program does not require the Company to acquire any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso is also beginning the process to redevelop the land upon which its Shenzhen factory was previously located. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' “our strategy” or similar expressions. Forward-looking statements made in this press release, which relate to the positive impact resulting from the sale of certain land use rights involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.

(Registrant)

Date: October 7, 2015	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary

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